ZEN GRAPHENE SOLUTIONS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual meeting (the "Meeting") of the shareholders ("Shareholders") of Zen Graphene Solutions Ltd. (the "Corporation") will be held at Delta Guelph Hotel, 50 Stone Rd W, Guelph, ON N1G 0A9, on Monday, September 27, 2021 at 4:00 p.m. (Eastern Standard Time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended March 31, 2021 and the report of the auditors thereon;

2. to appoint McGovern Hurley, LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

3. to elect the directors of the Corporation for the ensuing year;

4. to consider and, if deemed advisable, to pass an ordinary resolution approving the adoption of the Corporation's omnibus long-term incentive plan;

5. to consider and, if deemed advisable, to pass, with or without variation, a special resolution to amend the articles of amendment of the Corporation to change the name of the Corporation to such name as the directors of the Corporation, in their sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporations Act (Ontario), as more fully described in the accompanying management information circular;

6. to consider and, if deemed advisable, to pass an ordinary resolution to approve a change of business pursuant to the policies of the TSX Venture Exchange such that the

Corporation will cease to be classified as a "Mining Issuer" and will instead be classified by the TSX Venture Exchange as an "Industrial, Technology, or Life Sciences Issuer";

7. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of the shareholders of the Corporation authorising the Corporation to make an application to voluntarily delist the common shares of the Corporation from the TSX

Venture Exchange and to apply to list the Corporation's common shares on one or more alternative stock exchanges in Canada or the United States, as more fully described in the accompanying management information circular;

8. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve, for the ensuing year, the Corporation's incentive stock option plan that was adopted on August 1, 2010; and

9. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the management information circular of the Corporation under the section entitled Matters to be Acted Upon.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is Friday, August 13, 2021 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

COVID-19 GUIDANCE

In the context of the effort to mitigate potential risk to the health and safety associated with COVID-19 and in compliance with the orders and directives of the Government of Canada, the Province of Ontario and the City of Guelph, the shareholders are being discouraged from attending the Meeting in person. All shareholders are encouraged to vote on the matters before the Meeting by proxy in the manner set out herein and in the accompanying management information circular of the Corporation dated August 19, 2021 (the "Circular"). If a shareholder wishes to attend to Meeting in person, shareholders must provide the Corporation with proof that they have been fully vaccinated against the COVID-19 virus.

Voting

All Shareholders are invited to attend the Meeting and may attend in person or may be represented by proxy. A "beneficial" or "non-registered" Shareholder will not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person, or any adjournments or postponements thereof, are requested to complete, date and sign the enclosed form of proxy (registered holders) or voting instruction form (beneficial holders) and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be mailed or faxed so as to reach or be deposited with Capital Transfer Agency ULC (in the case of registered holders) at 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2, Fax Number: 416.350.5008, prior to the Proxy Deadline, failing which such votes may not be counted, or your intermediary (in the case of beneficial holders) with sufficient time for them to file a proxy by the Proxy Deadline.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of common shares of the Corporation (the "Non-Registered Holders") and for registered shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the internet in accordance with the notice-and-access rules adopted by the Ontario Securities Commission under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered shareholders will receive a form of proxy and the Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the notice of Meeting, the management information circular, the annual consolidated financial statements of the Corporation for the financial year ended March 31, 2021 and related management's discussion and analysis and other meeting materials (collectively the "Meeting Materials"), shareholders receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and access provisions.

Websites Where Meeting Materials Are Posted:

Meeting Materials can be viewed online under the Corporation's profile at www.sedar.com or on the Corporation's website of Capital Transfer Agency ULC, the Corporation's transfer agent and registrar, at www.annualgeneralmeetings.com. The Meeting Materials will remain posted on the Capital Transfer Agency ULC's website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the Capital Transfer Agency ULC's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Corporation's transfer agent and registrar, Capital Transfer Agency ULC, by calling toll free at 1-844-499-4482 or by email at info@capitaltransferagency.com . Requests should be received by 4:00 p.m. (Eastern time) on Monday, September 20, 2021 in order to receive the Meeting Materials in advance of the Meeting.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual and special meeting. Additional information about the Corporation and its financial statements are also available on the Corporation's profile at www.sedar.com.

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR BEFORE VOTING.

DATED this 19th day of August, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF
ZEN GRAPHENE SOLUTIONS LTD.

"Dr. Francis Dubé"
Dr. Francis Dubé Chair of the Board of Directors